# Blue Owl Securities LLC

**(A Wholly Owned Subsidiary of Owl Rock Capital Group LLC)**
**(SEC ID No. 8-69744)**
**Statement of Financial Condition**
**December 31, 2021**
**(With Report of Independent Registered Public Accounting Firm Thereon)**

Filed as public information pursuant to Rule 17a-5 of the Securities Exchange Act of 1934.

# TABLE OF CONTENTS

Filed as public information pursuant to Rule 17a-5 of the Securities Exchange Act of 1934.

| OMB APPROVAL |
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| SEC FILE NUMBER |
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| 8-69744 |

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

**FACING PAGE**

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/3 1/2021 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Blue Owl Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

575 Lexington Avenue
(No. and Street)

| New York | NY | 10022 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Prashir Shivdasani | 212-651-4789 | prashir.shivdasani@blueowl.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KPMG LLP
(Name – if individual, state last, first, and middle name)

| 345 Park Avenue | New York | NY | 10154 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 10/20/2003 | 185 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, ___Derek O'Leary___, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ___Blue Owl Securities LLC___, as of ___December 31___, 2 _021_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



ENRIQUE A. FLORES
Notary Public, State of Florida
Commission# GG 328087
My comm. expires Apr. 25, 2023

Signature: _____

Title: ___Chief Executive Officer___

Notary Public

## This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*\*\*To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

**Report of Independent Registered Public Accounting Firm**

To the Member and the CEO
Blue Owl Securities LLC:

*Opinion on the Financial Statement*

We have audited the accompanying statement of financial condition of Blue Owl Securities LLC (the Company) as of December 31, 2021, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with U.S. generally accepted accounting principles.

*Basis for Opinion*

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

*KPMG LLP*

We have served as the Company's auditor since 2016.

New York, New York
February 28, 2022


**Blue Owl Securities LLC**
**(A Wholly Owned Subsidiary of Owl Rock Capital Group LLC)**
**Statement of Financial Condition**
**As of December 31, 2021**


| **Assets** | | |
|---|---|---|
| Cash and cash equivalents | $ | 16,746,652 |
| Due from related party, net | | 2,670,547 |
| Other assets | | 1,027,499 |
| **Total Assets** | **$** | **20,444,698** |
| | | |
| **Liabilities** | | |
| Due to related parties, net | $ | — |
| Accounts payable, accrued expenses and other liabilities | $ | 4,535,141 |
| Accrued compensation | | 11,087,041 |
| **Total Liabilities** | | **15,622,182** |
| | | |
| Commitments and contingencies (Note 4) | | — |
| | | |
| **Member's Equity** | | **4,822,516** |
| **Total Liabilities and Member's Equity** | **$** | **20,444,698** |

The accompanying notes are an integral part of this financial statement.

**Blue Owl Securities LLC**
**(A Wholly Owned Subsidiary of Owl Rock Capital Group LLC)**
**Notes to the Financial Statement**
**For the Year ended December 31, 2021**

## 1.    ORGANIZATION

Blue Owl Securities LLC ("Blue Owl Securities" or the "Company"), formally known as Owl Rock Capital Securities LLC, is a limited liability company established in the state of Delaware on December 17, 2015. On January 5, 2017 the Company became a broker-dealer registered with the U.S. Securities and Exchange Commission ("SEC"), a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company is a wholly owned subsidiary of  Owl Rock Capital Group LLC ("Owl Rock Capital Group") after its transfer from Owl Rock Capital Partners LP per the Contribution Agreement dated May 19, 2021. The Company provides distribution services to certain affiliates of the Company as an agent for investment advisors affiliated with the Company ("Investment Advisors" or individually "Investment Advisor") and the products to which they manage ("Owl Rock Products").

The Company does not carry securities accounts for customers or perform custodial services and, accordingly, claims exemption from SEC Rule 15c3-3 of the Securities Exchange Act of 1934 relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

*COVID-19*

As a result of the spread of COVID-19 coronavirus, economic uncertainties have arisen which can potentially impact the Company's operations.

## 2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*Basis of Presentation*

The accompanying financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and are stated in United States dollars ("U.S. dollars").

*Use of Estimates*

The preparation of the financial statement in conformity with GAAP requires management to make assumptions and estimates that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from these estimates and such differences could be material to the financial statement.

*Cash and Cash Equivalents*

Cash and cash equivalents of the Company include demand deposit accounts.

*Other Assets*

Other assets include prepaid expenses and other.

*Revenue Recognition*

Revenues consist primarily of providing Investment Advisors with distribution, marketing, and shareholder services. The Company recognizes revenue at the time of transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. Revenue is based on a contract with a determinable transaction price and distinct performance obligations with probable collectability. Revenues cannot be recognized until the performance obligation(s) are satisfied and control is transferred to the customer.

As the Company provides Investment Advisors with distribution, marketing, and shareholder services as a combined single performance obligation on an ongoing basis, Investment Advisors receive the benefits of those services as Securities performs them and simultaneously consumes those benefits as received. Therefore, Securities satisfies the performance obligation over time. As a result, for each financial reporting period, the entire transaction price allocated to the single performance obligation is recognized in revenue.

*Accrued Compensation*

Accrued compensation represents compensation due to employees.

*Income Taxes*

The Company is a disregarded entity for tax purposes and is included in the consolidated federal income tax return filed by Blue Owl Capital Holdings LP. Blue Owl Capital Holdings LP is taxed as a partnership for federal income tax purposes and, accordingly, is generally not subject to federal and state income taxes, such taxes are the responsibility of the individual members. However, Blue Owl Capital Holdings LP is subject to Unincorporated Business Tax in New York City and Connecticut at 4.00% and 6.99%, respectively ("UBT"). The Company is not subject to, and does not intend to enter into, a tax sharing agreement. Additionally, the Company has not paid or received any tax reimbursements, nor does it intend to pay or receive such reimbursements by another party in the future.

*New Accounting Pronouncements*

The Company considers the applicability and impact of all accounting standard updates ("ASU") issued. ASUs were assessed and either determined to be not applicable or expected to have minimal impact on its financial statement.

3.    **RELATED PARTY TRANSACTIONS**

*Due from/to Related Parties*

The Company considers its professionals and Investment Advisors to be related parties. As of December 31, 2021, the due from related parties, net balance consisted of an intercompany receivable resulting from the following agreements:

*Expense Sharing Agreement*

The Company is a party to an expense sharing agreement with Owl Rock Capital Group and certain of its affiliates ("Expense Sharing Agreement"). In accordance with the Expense Sharing Agreement, the Company reimburses its affiliate, for certain services provided to the Company. Such reimbursement is determined based on the affiliate employee's compensation and amount of time dedicated by such affiliate's employees to the Company. Certain eligible employees have deferred compensation arrangements which are borne solely by the Company's affiliates without recourse to or reimbursement from Blue Owl Securities. An affiliate of the Company pays for certain expenses on behalf of the Company. Blue Owl Securities reimburses such affiliate for these payments.

### *Desk Space User Agreement*

The Company is a party to a desk space sharing agreement with its affiliate ("Desk Space User Agreement"). Such affiliate pays for office space, including related general and administrative expenses, which is used by the Company. In accordance with the Desk Space User Agreement, the affiliate allocates a portion of such office, general and administrative expenses to the Company based on the occupancy of the office space by Blue Owl Securities.

For the year ended December 31, 2021, expenses of $4.5 million allocated to Blue Owl Securities under the aforementioned agreements are included in the statement of operations.

### *Dealer Manager Agreements*

The Company has entered into certain dealer manager agreements with Investment Advisors and Owl Rock Products. Under the terms of such agreements the Company provides the following services with respect to Owl Rock Products: solicitation of subscriptions for capital commitments; dealer manager services to distribute shares of common stock of certain of Owl Rock Products; and other related services (collectively, "Dealer Manager Services"). Pursuant to such dealer manager agreements, the Company earns commissions which can be earned upfront or over a period of more than one year ("Commissions"). The Company earned Commissions of $8.2 million and $13.4 million paid by an Owl Rock Product and Investment Advisors (related parties), respectively. Such amounts are included in dealer manager fee revenue within the statement of operations.

The Company engages third party dealers ("Participating Dealers") to assist it in performing Dealer Manager Services. The Company reallows a portion of its Commissions to Participating Dealers as a compensation for their services. Such commission expense is included in distribution costs within the statement of operations.

### *Broker Dealer Services Agreement*

The Company is a party to a services agreement ("Broker Dealer Services Agreement") with Owl Rock Capital Group and certain of its affiliates. In accordance with the Broker Dealer Services Agreement, the Company provides distribution and related services with respect to Owl Rock Products on behalf of Investment Advisors. The substance of the Broker Dealer Services Agreement is to provide additional compensation for distribution services provided to Investment Advisors. The Company charges a fee to the Investment Advisors for providing these services. The fee consists of all costs of the Company net of the Company's dealer manager fee revenue. For the year ended December 31, 2021, the Company earned $33.2 million of income related to this agreement, which is reflected in service fee revenue within the statement of operations.

### 4.   COMMITMENTS AND CONTINGENCIES

**Indemnification Arrangements**

Consistent with standard business practices in the normal course of business, the Company enters into contracts that contain indemnities for affiliates of the Company, persons acting on behalf of the Company or such affiliates and third parties. The terms of the indemnities vary from contract to contract and the Company's maximum exposure under these arrangements cannot be determined and has not been recorded in the statement of financial condition. As of December 31, 2021, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

**Litigation**

From time to time, the Company is named as a defendant in legal actions in the ordinary course of business. Although there can be no assurance of the outcome of such legal actions, in the opinion of management, the Company does not have a potential liability related to any current legal proceeding or claim that would individually or in the aggregate materially affect its results of operations, financial condition or cash flows.

**5.    NET CAPITAL REQUIREMENT**

As a registered broker-dealer, Blue Owl Securities is subject to SEC Rule 15c3-1, which requires the maintenance of minimum net capital in excess of the greater of $5,000 and 6.67% of aggregate indebtedness. At December 31, 2021, the Company had net capital of $1,547,088 which exceeded the required net capital minimum of $1,041,479 by $505,609.

**6.    SUBSEQUENT EVENTS**

The Company evaluated subsequent events and transactions that occurred from January 1, 2022 through February 28, 2022, the date this financial statement was available to be issued. The Company did not identify any subsequent events that require recognition or disclosure in the financial statement.